Exhibit 99.3

Immunocore Reports First Quarter 2023 Financial Results and Provides Business Update

KIMMTRAK net revenues of £42.1 million ($52.0 million) in Q1 2023, with continued commercial expansion

Randomization started in Phase 2/3 trial with KIMMTRAK in previously-treated, advanced melanoma

Patients continue to enroll in monotherapy and combination arms of IMC-F106C (PRAME-HLA-A02) Phase 1/2 trial

Enrolling people living with HIV in multiple ascending dose part of IMC-M113V Phase 1 trial

Cash and cash equivalents increased to £337 million ($417 million) as of March 31, 2023

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 10 May 2023) Immunocore Holdings plc (Nasdaq: IMCR), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, infectious diseases and autoimmune conditions, today announced its financial results for the first quarter ended March 31, 2023, and provided a business update.

“In the first year of launch, we have established KIMMTRAK as the most prescribed medicine for HLA-A*02:01 positive patients with mUM in the US, Germany and France,” commented Ralph Torbay, Head of Commercial of Immunocore. “We continue to work with health authorities and healthcare professionals to bring KIMMTRAK to more patients with mUM around the world, with the goal of extending their lives.”

First Quarter 2023 Highlights (including post-period)

KIMMTRAK® (tebentafusp-tebn) for metastatic uveal melanoma (mUM)

KIMMTRAK is approved in over 30 countries globally and commercial expansion continues as we prepare to make the medicine available to even more patients. Total net product revenue (or “net sales”) arising from the sale of KIMMTRAK (tebentafusp) was £42.1 million (or $52.0 million) for the first quarter of 2023, of which £29.5 million (or $36.5 million) was in the United States, £12.3 million (or $15.2 million) in Europe, and £0.2 million (or $0.2 million) in international regions.

During the first quarter of 2023, KIMMTRAK became the most prescribed medicine for HLA*02:01 positive patients with mUM with over half of patients in first line (1L) receiving KIMMTRAK. In addition, the majority of mUM patients in the U.S. were being treated with KIMMTRAK in the community setting.

In France and Germany, an estimated 80% and 70%, respectively, of first line HLA-A*02:01 positive patients with mUM treated in the first quarter received KIMMTRAK. The Company launched KIMMTRAK in Austria and Israel in the first quarter and expects the commercial transition in Italy in the second quarter of this year. The Company expects to launch KIMMTRAK in four additional European countries by the end of 2023.

In April, the Company presented data in HLA-A*02:01+ patients with mUM at the 2023 American Association for Cancer Research (AACR) Annual Meeting. The data demonstrated a correlation between early circulating tumor DNA (ctDNA) reduction and longer overall survival (OS) in the Phase 3 trial with KIMMTRAK (tebentafusp). ctDNA reduction by week 9 was observed in 88% of first-line mUM patients (Phase 3 trial) and 71% in previously treated patients (Phase 2 trial). ctDNA clearance was also higher in first-line patients (37%) compared to second-line patients (13%). In both trials, this reduction was associated with longer OS. The Company presented additional data with tebentafusp including a final analysis, at almost 4 years of follow-up, from the Phase 2 trial, tumor response in orbital lesions, and in vitro data assessing direct and indirect mechanisms of tumor control from TCR-CD3 bispecifics in melanoma.

The Company had two abstracts accepted for poster presentation at the upcoming 2023 American Society of Clinical Oncology (ASCO) Annual Meeting taking place June 2-6, 2023 in Chicago, IL:

Title: Early ctDNA reduction may identify patients with stable disease and long OS on tebentafusp
•	Presenting author: Dan Feng
•	Session: Melanoma/Skin cancers
•	Date & time: 3 June – 1:15-4:15 p.m. CT

Title: A Phase 2/3 trial in progress on tebentafusp as monotherapy and in combination with pembrolizumab in HLA-A*02:01+ patients with previously treated advanced non-uveal melanoma (TEBE-AM)
•	Presenting author: Diwakar Davar
•	Session: Melanoma/Skin cancers (Trial in Progress)
•	Date & time: 3 June – 1:15-4:15 p.m. CT

Tebentafusp Phase 2 / 3 trial in advanced melanoma

The Company has started randomizing in its Phase 2/3 clinical trial of tebentafusp in patients with previously treated advanced melanoma. The trial is randomizing patients with advanced melanoma, excluding uveal melanoma, who have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF kinase inhibitor. Patients will be randomized to one of three arms including tebentafusp, as monotherapy or in combination with an anti-PD1, and a control arm. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of overall survival (OS) and ctDNA reduction.

IMC-F106C targeting PRAME-A02 in multiple solid tumors

The Company is continuing to expand the clinical trial footprint for PRAME-A02 trial enrolling patients into the Phase 1/2 monotherapy and combination arms across multiple tumor types, including the four expansion arms for patients with advanced ovarian, non-small cell lung, endometrial, and melanoma cancers. The Company expects to report data from the monotherapy and combination arms by the first half of 2024.

Expansion of PRAME franchise: IMC-T119C (PRAME-A24) & IMC-P115C (PRAME-A02 HLE)

In January 2023, the Company revealed the addition of two new PRAME ImmTAC candidates IMC-T119C (PRAME-A24) and IMC-P115C (PRAME-A02 HLE) for solid tumors to the pipeline.  The Company plans to submit investigational new drug applications (INDs) or clinical trial applications (CTAs) for these two ImmTAC candidates in 2024.

First-in-class ImmTAC candidate – IMC-R117C (PIWIL1)

In January 2023, the Company announced the addition of IMC-R117C to the pipeline, an ImmTAC targeting a novel protein for colorectal and other gastrointestinal cancers. The Company believes IMC-R117C is the first PIWIL1 targeted immunotherapy and plans to submit an IND / CTA in the fourth quarter of 2023.

IMC-M113V: aiming for a functional cure for HIV

In February 2023, the Company presented initial safety and pharmacodynamic activity data with IMC-M113V, the first soluble TCR therapy for people living with Human Immunodeficiency Virus (HIV), at the 2023 Conference on Retroviruses and Opportunistic Infections (CROI). Five out of the ten participants who received the 15-mcg dose showed a >4-fold rise in IL6, which had been prespecified as indicative of pharmacodynamic activity based on the Company’s experience in oncology clinical trials with ImmTAC therapies.

The Company has started enrolling people living with HIV in the multiple ascending dose (MAD) part of the trial, to identify a safe and tolerable dosing schedule. This study will also test whether IMC-M113V could lead to reduction in the viral load and, after stopping all therapies (antiretroviral therapies and ImmTAV), delay or prevent HIV rebound (known as functional cure). The MAD trial will enroll up to 28 participants.

Financial Results

Total net product revenue arising from the sale of KIMMTRAK was £42.1 million (or $52.0 million) for the three months ended March 31, 2023 of which £29.5 million ($36.5 million) was in the United States, £12.3 million ($15.2 million) in Europe and £0.2 million ($0.2 million) in international region. For the three months ended March 31, 2022, we recorded revenue from the sale of KIMMTRAK and tebentafusp of £10.5 million in our first quarter of commercial launch.

The KIMMTRAK revenue of £42.1 million ($52.0 million) for the three months ended March 31, 2023 was at a similar level to the three months ended December 31, 2022, where we reported KIMMTRAK and tebentafusp revenue of £42.3 million.

For the three months ended March 31, 2023, our research and development expenses increased to £28.4 million (or $35.2 million) as compared to £18.6 million for the three months ended March 31, 2022 due to increases in expenditure on our PRAME franchise and other programs. For the three months ended March 31, 2023, our selling and administrative expenses increased to £33.3 million (or $41.2 million) from £20.1 million for the three months ended March 31, 2022 due to foreign exchange movements and increases in selling, commercial and employee costs.

Total operating loss for the three months ended March 31, 2023, was £17.4 million (or $21.5 million), compared to an operating loss of £16.5 million for the three months ended March 31, 2022.

Basic and diluted loss per share for the three months ended March 31, 2023, was £0.35 (or $0.43) compared to a basic and diluted loss per share of £0.37 for the three months ended March 31, 2022.

Cash and cash equivalents increased to £337.5 million (or $417.4 million) as of March 31, 2023 compared to £332.5 million as of December 31, 2022.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended March 31, 2023 into U.S. dollars at a rate of £1.00 to $1.2369.

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About Uveal Melanoma

Uveal melanoma is a rare and aggressive form of melanoma, which affects the eye. Although it is the most common primary intraocular malignancy in adults, the diagnosis is rare, and up to 50% of people with uveal melanoma will eventually develop metastatic disease. Unresectable or metastatic uveal melanoma typically has a poor prognosis and had no approved treatment until KIMMTRAK.

About KIMMTRAK®

KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognize and kill tumor cells. KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

IMPORTANT SAFETY INFORMATION

Cytokine Release Syndrome (CRS), which may be serious or life-threatening, occurred in patients receiving KIMMTRAK. Monitor for at least 16 hours following first three infusions and then as clinically indicated. Manifestations of CRS may include fever, hypotension, hypoxia, chills, nausea, vomiting, rash, elevated transaminases, fatigue, and headache. CRS occurred in 89% of patients who received KIMMTRAK with 0.8% being grade 3 or 4. Ensure immediate access to medications and resuscitative equipment to manage CRS. Ensure patients are euvolemic prior to initiating the infusions. Closely monitor patients for signs or symptoms of CRS following infusions of KIMMTRAK. Monitor fluid status, vital signs, and oxygenation level and provide appropriate therapy. Withhold or discontinue KIMMTRAK depending on persistence and severity of CRS.

Skin Reactions

Skin reactions, including rash, pruritus, and cutaneous edema occurred in 91% of patients treated with KIMMTRAK. Monitor patients for skin reactions. If skin reactions occur, treat with antihistamine and topical or systemic steroids based on persistence and severity of symptoms. Withhold or permanently discontinue KIMMTRAK depending on the severity of skin reactions.

Elevated Liver Enzymes

Elevations in liver enzymes occurred in 65% of patients treated with KIMMTRAK. Monitor alanine aminotransferase (ALT), aspartate aminotransferase (AST), and total blood bilirubin prior to the start of and during treatment with KIMMTRAK. Withhold KIMMTRAK according to severity.

Embryo-Fetal Toxicity

KIMMTRAK may cause fetal harm. Advise pregnant patients of potential risk to the fetus and patients of reproductive potential to use effective contraception during treatment with KIMMTRAK and 1 week after the last dose.

The most common adverse reactions (≥30%) in patients who received KIMMTRAK were cytokine release syndrome, rash, pyrexia, pruritus, fatigue, nausea, chills, abdominal pain, edema, hypotension, dry skin, headache, and vomiting. The most common (≥50%) laboratory abnormalities were decreased lymphocyte count, increased creatinine, increased glucose, increased AST, increased ALT, decreased hemoglobin, and decreased phosphate.

For more information, please see full Summary of Product Characteristics (SmPC) or full U.S. Prescribing Information (including BOXED WARNING for CRS).

About KIMMTRAKConnect

Immunocore is committed to helping patients who need KIMMTRAK obtain access via our KIMMTRAKConnect program. The program provides services with dedicated nurse case managers who provide personalized support, including educational resources, financial assistance, and site of care coordination. To learn more, visit KIMMTRAKConnect.com or call 844-775-2273.

About Immunocore

Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. The Company’s most advanced oncology TCR therapeutic, KIMMTRAK has been approved for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma in the United States, European Union, Canada, Australia, and the United Kingdom.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “believe”, “expect”, “plan”, “anticipate” and similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, the commercial performance of KIMMTRAK including continued launch momentum and planned launches in additional countries; the Company’s commitment to extending lives and plans to continue to work with health authorities and healthcare professionals to bring KIMMTRAK to more patients with mUM around the world; the potential benefits KIMMTRAK will provide for patients; the ability of KIMMTRAK Connect to facilitate patient access in the community setting; the expected submission of investigational new drug applications or clinical trial applications, including for IMC-T119C (PRAME-A24), IMC-P115C (PRAME-A02 HLE), and IMC-R117C (PIWIL1); the potential regulatory approval, expected clinical benefits and availability of Immunocore’s product candidates; expectations regarding the design, progress, timing, enrollment, scope, expansion, and results of Immunocore’s existing and planned clinical trials, including the randomized Phase 2/3 clinical trial of tebentafusp in patients with previously treated advanced melanoma, the monotherapy and combinations arms of the IMC-F106C Phase 1/2 clinical trial, the multiple ascending dose part of the IMC-M113V clinical trial in patients with HIV, including the timing for reporting data from the monotherapy and combination arms of the IMC-F106C Phase 1/2 clinical trial; and potential growth opportunities and trends, including in connection with product launches in future quarters. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of worsening macroeconomic conditions and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones, including Immunocore’s ability to conduct ongoing and planned clinical trials; Immunocore’s ability to obtain a clinical supply of current or future product candidates or commercial supply of KIMMTRAK or any future approved products, including as a result of the COVID-19 pandemic, war in Ukraine or global geopolitical tension; Immunocore’s ability to obtain and maintain regulatory approval of its product candidates, including KIMMTRAK; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK and any future approved products; Immunocore’s ability to successfully expand the approved indications for KIMMTRAK or obtain marketing approval for KIMMTRAK in additional geographies in the future; the delay of any current or planned clinical trials, whether due to the COVID-19 pandemic, patient enrollment delays or otherwise; Immunocore’s ability to successfully demonstrate the safety and efficacy of its product candidates and gain approval of its product candidates on a timely basis, if at all; competition with respect to market opportunities; unexpected safety or efficacy data observed during preclinical studies or clinical trials; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s need for and ability to obtain additional funding, on favorable terms or at all, including as a result of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, and the impacts thereon of the COVID-19 pandemic, war in Ukraine and global geopolitical tension; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled “Risk Factors” in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 1, 2023, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Sébastien Desprez, Head of Communications
T: +44 (0) 7458030732
E: sebastien.desprez@immunocore.com
Follow on Twitter: @Immunocore

Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 215-384-4781
E: ir@immunocore.com

Condensed Consolidated Statements of Loss

Comparison of the Three Months Ended March 31, 2023 and 2022

	Three Months Ended March 31,
	2023		2022
	$’000	£’000	£’000
Product revenue, net	52,014	42,052	7,682
Pre-product, revenue, net	—	—	2,829
Collaboration revenue	3,079	2,489	11,963
Total revenue	55,093	44,541	22,474

Cost of product revenue	(220)	(178)	(248)
Research and development expenses	(35,189)	(28,449)	(18,581)
Selling and administrative expenses	(41,190)	(33,301)	(20,105)
Operating loss	(21,506)	(17,387)	(16,460)
Finance income	3,149	2,546	10
Finance costs	(2,004)	(1,620)	(1,333)
Net finance income / (costs)	1,145	926	(1,323)
Loss before taxes	(20,361)	(16,461)	(17,783)
Income tax (charge) / credit	(292)	(236)	1,655
Loss for the period	(20,653)	(16,697)	(16,128)
Basic and diluted loss per share - $ / £	(0.43)	(0.35)	(0.37)

Condensed Consolidated Statement of Cash Flows for Each Period Presented:

	Three Months Ended March 31,
	2023	2023	2022
	$’000	£’000	£’000

Cash and cash equivalents at beginning of year	411,317	332,539	237,886
Net cash flows from / (used in) operating activities	10,875	8,792	(30,833)
Net cash flows used in investing activities	(487)	(394)	(133)
Net cash flows from / (used in) financing activities	3,074	2,485	(1,332)
Net foreign exchange difference on cash held	(7,374)	(5,961)	265
Cash and cash equivalents at end of period	417,405	337,461	205,853

Condensed Consolidated Statements of Financial Position at

	March 31, 2023 £’000	December 31, 2022 £’000
Non-current assets
Property, plant and equipment	8,156	6,472
Intangible assets	410	410
Right of use assets	24,742	25,173
Other non-current assets	7,033	7,342
Deferred tax asset	4,285	4,240
Total non-current assets	44,626	43,637
Current assets
Inventory	882	943
Trade and other receivables	45,200	46,711
Tax receivable	2,365	11,688
Cash and cash equivalents	337,461	332,539
Total current assets	385,908	391,881
Total assets	430,534	435,518
Equity
Share capital	97	97
Share premium	128,744	123,751
Foreign currency translation reserve	(2,717)	(3,097)
Other reserves	337,847	337,847
Share-based payment reserve	88,072	81,411
Accumulated deficit	(277,950)	(261,253)
Total equity	274,093	278,756
Non-current liabilities
Non-current accruals	824	1,479
Interest-bearing loans and borrowings	38,677	39,500
Deferred revenue	4,331	4,331
Lease liabilities	27,822	28,248
Provisions	125	114
Total non-current liabilities	71,779	73,672
Current liabilities
Trade and other payables	78,158	75,076
Deferred revenue	4,806	6,408
Lease liabilities	1,636	1,555
Provisions	62	51
Total current liabilities	84,662	83,090
Total liabilities	156,441	156,762
Total equity and liabilities	430,534	435,518